Copa Holdings Reports Net Income of US$74.4 Million and EPS of US$1.68 for the Second Quarter of 2013

Excluding special items, adjusted net income came in at $85.0 million, or EPS of $1.92 per share

Panama City, Panama — August 7, 2013. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2013 (2Q13). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2012 (2Q12).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$74.4 million for 2Q13, or diluted earnings per share (EPS) of US$1.68. Excluding special items, Copa Holdings would have reported an adjusted net income of $85.0 million, or $1.92 per share, a 45.3% increase over adjusted net income of US$58.5 million and US$1.32 per share for 2Q12.

▪	Operating income for 2Q13 came in at US$97.7 million, a 34.5% increase over operating income of US$72.6 million in 2Q12. Operating margin for the period came in at 16.5%, compared to 14.1% in 2Q12, as a result of lower unit costs.

▪	Total revenues increased 14.8% to US$592.0 million. Yield per passenger mile decreased 4.6% to 16.4 cents and operating revenue per available seat mile (RASM) decreased 2.5% to 12.8 cents. However, adjusting for a 7.3% increase in length of haul, yields decreased 1.2% and RASM increased 1.0%.

▪	For 2Q13, passenger traffic (RPMs) grew 20.4% on a 17.7% capacity expansion. Consolidated load factor came in at 75.3%, or 1.7 percentage points above 2Q12.

▪	Operating cost per available seat mile (CASM) decreased 5.2%, from 11.3 cents in 2Q12 to 10.7 cents in 2Q13. CASM, excluding fuel costs, decreased 2.6% to 6.7 cents.

▪	Cash, short term and long term investments ended 2Q13 at US$848.7 million, representing 35.0% of the last twelve months’ revenues.

▪	During the second quarter, Copa Airlines took delivery of one Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 86 aircraft.

▪	For 2Q13, Copa Holdings reported consolidated on-time performance of 89.3% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	On July 17, 2013, Copa Airlines announced it will begin nonstop service four times a week from Panama to Tampa, Fla., on December 16, 2013. Tampa will be Copa Airlines’ ninth U.S. destination and its 66th destination overall.

▪	On August 7, 2013, the Board of Directors of Copa Holdings resolved to change the Company’s dividend policy to increase the annual distribution to an amount equal to 40% of the prior years’ annual consolidated net income. In addition, dividends going forward will be distributed in equal quarterly installments during the months of March, June, September and December, subject to board approval each quarter. On August 7, 2013, the Board of Directors also approved dividend payments payable at the end of both 3Q13 and 4Q13, in amounts equal to 10% of the consolidated net income of 2012.

Consolidated Financial & Operating Highlights	2Q13	2Q12	% Change	1Q13	% Change
Revenue Passengers Carried ('000)	1,861	1,658	12.2%	1,899	-2.0%
RPMs (mm)	3,475	2,886	20.4%	3,529	-1.5%
ASMs (mm)	4,618	3,923	17.7%	4,590	0.6%
Load Factor	75.3%	73.5%	1.7 p.p.	76.9%	-1.6 p.p.
Yield	16.4	17.2	-4.6%	17.6	-6.9%
PRASM (US$ Cents)	12.3	12.6	-2.3%	13.5	-8.9%
RASM (US$ Cents)	12.8	13.1	-2.5%	14.0	-8.2%
CASM (US$ Cents)	10.7	11.3	-5.2%	10.9	-1.5%
CASM Excl. Fuel (US$ Cents)	6.7	6.9	-2.6%	6.5	3.3%
Breakeven Load Factor (1)	61.6%	63.0%	-1.4 p.p.	58.7%	2.9 p.p.
Fuel Gallons Consumed (Millions)	60.0	52.1	15.0%	60.1	-0.2%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.08	3.32	-7.3%	3.34	-7.8%
Average Length of Haul (Miles)	1,868	1,740	7.3%	1,859	0.5%
Average Stage Length (Miles)	1,126	1,063	6.0%	1,123	0.2%
Departures	29,357	27,005	8.7%	29,428	-0.2%
Block Hours	84,985	74,678	13.8%	84,490	0.6%
Average Aircraft Utilization (Hours)	10.9	10.6	3.1%	11.3	-3.5%
Operating Revenues (US$ mm)	592.0	515.8	14.8%	641.3	-7.7%
Operating Income (US$ mm)	97.7	72.6	34.5%	142.6	-31.5%
Operating Margin	16.5%	14.1%	2.4 p.p.	22.2%	-5.7 p.p.
Net Income (US$ mm)	74.4	32.0	132.6%	113.8	-34.6%
Adjusted Net Income (US$ mm) (1)	85.0	58.5	45.3%	124.4	-31.6%
EPS - Basic and Diluted (US$)	1.68	0.72	132.4%	2.56	-34.6%
Adjusted EPS - Basic and Diluted (US$) (1)	1.92	1.32	45.2%	2.80	-31.6%
# of Shares - Basic and Diluted ('000)	44,387	44,354	0.1%	44,387	0.0%

(1)Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 2Q13, 2Q12, and 1Q13 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges. Additionally, for 1Q13 excludes a US$13.9 million charge related to the devaluation of the Venezuelan currency.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 2Q13 RESULTS

Copa Holdings’ second quarter results continued to benefit from solid demand trends as well as lower unit costs. For 2Q13, the Company reported operating income of US$97.7 million, a 34.5% increase over 2Q12. As a result, the operating margin for the quarter stood at 16.5%, an increase of 2.4 percentage points over 2Q12.

Consolidated operating revenues increased 14.8% on a 17.7% capacity expansion during the period. Load factor came in at 75.3%, or 1.7 percentage points above 2Q12, while yields decreased 4.6% to 16.4 cents. As a result, passenger revenues per ASM (PRASM) decreased 2.3%, from 12.6 cents in 2Q12 to 12.3 cents in 2Q13. However, adjusting for a 7.3% increase in length of haul, PRASM increased 1.1% over 2Q12.

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Consolidated operating expenses for 2Q13 increased 11.5% to US$494.3 million, while consolidated operating expenses per ASM (CASM) decreased 5.2% to 10.7 cents. Excluding fuel costs, unit costs decreased 2.6% to 6.7 cents, mainly as a result of the dilution of fixed costs associated with increased capacity and an increase in average stage length.

Aircraft fuel expense increased 6.6% or US$11.5 million compared to 2Q12, as a result of increased capacity. The Company’s effective jet fuel price, which includes realized hedge gains of US$1.5 million and US$1.8 million for 2Q13 and 2Q12, respectively, decreased from an average of US$3.32 in 2Q12 to US$3.08 in 2Q13.

For 2Q13, the Company had fuel hedges in place representing 31% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 38% in 3Q13, and 37% in 4Q13. For 2014 and 2015, the Company had hedged approximately 18% and 10%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$15.3 million for 2Q13 compared to a net non-operating expense of US$36.8 million for 2Q12. Non-operating income (expense) included a fuel hedge mark-to-market loss of US$10.6 million, compared to a fuel hedge mark-to-market loss of US$26.5 million for 2Q12.

Copa Holdings closed the quarter with US$848.7 million in cash, short term and long term investments, representing 35.0% of last twelve months´ revenues. Of such cash, 32.2% or $273.6 million was subject to exchange controls in Venezuela and was pending repatriation.

Total debt at the end of 2Q13 amounted to US$1.1 billion, all of which is related to aircraft and equipment financing.   As a result of placing firm orders for five Boeing narrow-body aircraft during 2Q13, Copa Airlines ended the quarter with firm orders for 37 aircraft and options for up to 14 aircraft.

Copa Holdings’ strong second quarter results are the product of a solid and well executed business model which leverages the Company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2013

For 2013, the Company is updating its full year guidance to reflect a slight increase in CASM ex-fuel, from 6.6 cents to 6.7 cents. Guidance in terms of capacity growth, load factor, unit revenues (RASM) and operating margin remain unchanged. Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$3.20 per gallon.

Financial Outlook	2013 - Full Year Revised	2013 - Full Year Prior	2012 Actual
Capacity - YOY ASM Growth	+/-14%	+/-14%	24.1%
Average Load Factor	+/-76%	+/-76%	75.4%
RASM (cents)	+/-13.6	+/-13.6	13.6
CASM Ex-fuel (cents)	+/-6.7	+/-6.6	6.8
Operating Margin	19-21%	19-21%	17.9%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 2Q13 totaled US$592.0 million, a 14.8% increase over operating revenue of US$515.8 million in 2Q12. This increase was due to a 14.9% or US$76.2 million increase in passenger revenue.

Passenger revenue. For 2Q13 passenger revenue totaled US$569.0 million, a 14.9% increase over passenger revenue of US$495.0 million in 2Q12. A 4.6% decline in passenger yield, partly offset by a 1.7 percentage point increase in load factor led to a 2.3% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$23.0 million in 2Q13, a 10.7% increase over cargo, mail and other of US$20.8 million in 2Q12.

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Operating expenses

For 2Q13, consolidated operating expenses increased 11.5% to US$494.3 million, representing operating cost per available seat mile (CASM) of 10.7 cents. CASM, excluding fuel costs, decreased 2.6% to 6.7 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q13, aircraft fuel totaled US$184.8 million, an US$11.5 million or 6.6% increase over aircraft fuel of US$173.3 million in 2Q12. This increase was primarily a result of a 15.0% increase in gallons consumed, offset by a 7.3% decrease in the average price per gallon of jet fuel (all-in), which averaged US$3.08 in 2Q13 as compared to US$3.32 in 2Q12. The all-in average price per gallon of jet fuel for 2Q13 includes a $1.5 million fuel hedge gain, compared to a US$1.8 million gain in 2Q12. Excluding the effect of fuel hedge gains for both periods, fuel prices decreased 7.5%, from US$3.36 per gallon in 2Q12 to US$3.11 in 2Q13.

Salaries and benefits. For 2Q13, salaries and benefits totaled US$66.1 million, an 8.2% increase over salaries and benefits of US$61.1 million in 2Q12. The main driver was an increase in operating headcount to support additional capacity.

Passenger servicing. For 2Q13, passenger servicing totaled US$60.4 million, an 18.5% increase over passenger servicing of US$50.9 million in 2Q12. This increase resulted from the growth in operations, higher effective rates related to on-board and airport services.

Commissions. For 2Q13, commissions totaled US$24.3 million, a 14.1% increase over commissions of US$21.3 million in 2Q12. This increase was primarily a result a higher revenue base, partly offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$24.8 million, a 20.3% increase over reservation and sales of US$20.6 million in 2Q12. This increase was primarily a result of a 14.9% increase in passenger revenues.

Maintenance, material and repairs. For 2Q13, maintenance, material and repairs totaled US$22.8 million, a 4.8% decrease from maintenance, material and repairs of US$24.0 million in 2Q12. This decrease was a result of higher costs recorded in 2Q12 related to the return of two leased aircraft.

Depreciation. Depreciation totaled US$26.9 million in 2Q13, a 26.6% increase over depreciation of US$21.2 million in 2Q12. This increase was primarily driven by additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 22.3% from US$53.1 million in 2Q12 to US$64.9 million in 2Q13, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$19.4 million, an increase of US$1.7 million over 2Q12.

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Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$15.3 million in 2Q13, compared to a net expense of US$36.8 million in 2Q12.

Interest expense. Interest expense totaled US$7.6 million in 2Q13, an 11.9% decline from interest expense of US$8.6 million in 2Q12, as a result of lower interest rates on our variable rate debt and a lower outstanding debt balance.

Interest income. Interest income totaled US$2.8 million, a 3.6% increase over interest income of US$2.7 million in 2Q12, mainly as a result of a higher average cash and investments balance.

Other, net. Other, net totaled a net loss of US$10.6 million in 2Q13, compared to a net loss of US$31.0 million in 2Q12. Other, net for 2Q13, includes a fuel hedge mark-to-market loss of US$10.6 million, compared to a fuel hedge mark-to-market loss of US$26.5 million for 2Q12.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 65 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 87 aircraft: 61 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q13	2Q12	Change	1Q13	Change
Operating Revenues
Passenger Revenue	568,960	495,029	14.9%	620,488	-8.3%
Cargo, mail and other	23,038	20,814	10.7%	20,793	10.8%
Total Operating Revenue	591,998	515,843	14.8%	641,282	-7.7%

Operating Expenses
Aircraft fuel	184,767	173,289	6.6%	200,773	-8.0%
Salaries and benefits	66,105	61,123	8.2%	66,728	-0.9%
Passenger servicing	60,389	50,943	18.5%	60,316	0.1%
Commissions	24,279	21,272	14.1%	24,260	0.1%
Reservations and sales	24,763	20,586	20.3%	21,449	15.5%
Maintenance, material and repairs	22,807	23,954	-4.8%	22,284	2.3%
Depreciation	26,866	21,214	26.6%	24,806	8.3%
Flight operations	30,028	24,991	20.2%	29,479	1.9%
Aircraft rentals	22,124	17,191	28.7%	19,952	10.9%
Landing fees and other rentals	12,789	10,931	17.0%	12,195	4.9%
Other	19,393	17,730	9.4%	16,412	18.2%
Total Operating Expense	494,309	443,224	11.5%	498,655	-0.9%

Operating Income	97,689	72,619	34.5%	142,626	-31.5%

Non-operating Income (Expense):
Interest expense	(7,560)	(8,583)	-11.9%	(7,660)	-1.3%
Interest capitalized	0	0	nm	0	nm
Interest income	2,841	2,741	3.6%	2,706	5.0%
Other, net	(10,616)	(30,982)	-65.7%	(9,195)	15.5%
Total Non-Operating Income/(Expense)	(15,336)	(36,824)	n/a	(14,150)	8.4%

Income before Income Taxes	82,354	35,796	130.1%	128,476	-35.9%

Provision for Income Taxes	7,912	3,790	108.8%	14,646	-46.0%

Net Income	74,441	32,006	132.6%	113,830	-34.6%

EPS - Basic and Diluted	1.68	0.72	132.4%	2.56	-34.6%
Shares - Basic and Diluted	44,387,279	44,353,845	0.1%	44,387,148	0.0%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$327,385	$76,094
Short-term investments	479,676	575,009
Total cash, cash equivalents and short-term investments	807,061	651,103

Accounts receivable, net of allowance for doubtful accounts	169,115	135,207
Accounts receivable from related parties	2,054	1,129
Expendable parts and supplies, net of allowance for obsolescence	49,111	50,603
Prepaid expenses	63,502	63,120
Other current assets	12,472	16,328
Total Current Assets	1,103,315	917,490

Long-term investments	41,591	69,445

Property and Equipment:
Owned property and equipment:
Flight equipment	2,448,950	2,405,346
Other equipment	70,953	66,330
	2,519,903	2,471,676
Less: Accumulated depreciation	(480,853)	(432,589)
	2,039,050	2,039,087
Purchase deposits for flight equipment	284,238	245,544
Total Property and Equipment	2,323,288	2,284,631

Other Assets:
Net pension asset	10,974	10,009
Goodwill	25,277	27,575
Intangible asset	57,748	59,382
Other assets	111,643	110,968
Total Other Assets	205,642	207,934
Total Assets	$3,673,836	$3,479,500

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$131,474	$136,268
Accounts payable	102,209	104,975
Accounts payable to related parties	14,232	20,255
Air traffic liability	442,172	382,807
Taxes and interest payable	98,519	85,436
Accrued expenses payable	59,279	48,047
Other current liabilities	11,883	10,902
Total Current Liabilities	859,768	788,690

Non-Current Liabilities:
Long-term debt	999,549	1,069,836
Post employment benefits liability	6,293	6,340
Other long-term liabilities	46,910	43,726
Deferred tax liabilities	36,803	34,364
Total Non-Current Liabilities	1,089,555	1,154,266

Total Liabilities	1,949,323	1,942,956

Shareholders' Equity:
Class A - 33,408,928 shares issued and outstanding	22,626	22,591
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	44,442	40,660
Retained earnings	1,646,529	1,458,258
Accumulated other comprehensive income (loss)	3,450	7,569
Total Shareholders' Equity	1,724,513	1,536,544
Total Liabilities and Shareholders' Equity	$3,673,836	$3,479,500

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	2Q13	2Q12	1Q13

Net income as Reported	$74,441	$32,006	$113,830

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	10,582	26,510	(3,376)
Loss due to devaluation of Venezuelan Bolivar			13,927
Adjusted Net Income	$85,023	$58,515	$124,381

Shares used for Computation (in thousands)
Basic and Diluted	44,387	44,354	44,387

Adjusted earnings per share - Basic and Diluted	1.92	1.32	2.80

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	2Q13	2Q12	1Q13

Operating Costs per ASM as Reported	10.7	11.3	10.9
Aircraft fuel per ASM	(4.0)	(4.4)	(4.4)
Operating Costs per ASM excluding fuel	6.7	6.9	6.5

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